Pricing Supplement dated April 27, 2009
            to the Product Prospectus Supplement dated April 3, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

    [RBC LOGO]                $4,338,000

                              Royal Bank of Canada

                              Buffered Bullish Notes with Digital Coupons
                              Linked to the S&P 500(R) Index, due April 30, 2012



     Royal Bank of Canada is offering the Buffered Bullish Notes with Digital Coupons (the "notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated April 3, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Reference Asset:           S&P 500(R) Index

Bloomberg Ticker:          SPX

Currency:                  U.S. Dollars

Minimum Investment:        $1,000 (the "Principal Amount")

Pricing Date:              April 27, 2009

Issue Date:                April 30, 2009

CUSIP:                     78008GP30

Initial Level:             857.51

Buffer Level:              686.01

Buffer Percentage:         20%

Valuation Dates:           April 27, 2010, April 27, 2011 and April 25, 2012
                           (the final Valuation Date).

Digital Coupon:            If, on any Valuation Date, the level of the Reference
                           Asset is greater than the Initial Level, we will pay a coupon per $1,000 in principal amount of your notes that is equal to the Digital Coupon. The Digital
                           Coupon will be 11.25% of the principal amount, or $112.50 per $1,000 in principal amount of the notes.

Digital Coupon             The third business day after each Valuation Date,
Payment Dates:             subject to postponement for market disruption events,
                           as set forth in the product prospectus supplement.
                           (Any Digital Coupon determined on the Final Valuation
                           Date will be payable on the maturity date of the notes).

Payment at Maturity (if    The payment at maturity will be calculated as
held to maturity):         follows:

                               o    If the Final Level is greater than or
                                    equal to the Initial Level, you will receive an amount equal to the principal amount of your notes plus the Digital Coupon, as described above.

                               o    If the Final Level is greater than or
                                    equal to the Buffer Level but below the
                                    Initial Level, then, at maturity, you will receive an amount equal to the principal amount of your notes.

                               o If the Final Level is less than the Buffer Level, the payment at maturity will equal:

                           Principal Amount + (Principal Amount x (Percentage Change + Buffer Percentage))

Percentage Change:         The Percentage Change, expressed as a percentage, is
                           calculated using the following formula:

                                      Final Level - Initial Level
                                      ---------------------------
                                             Initial Level

Maturity Date:             April 30, 2012, subject to extension for market and
                           other disruptions, as described in the product prospectus supplement.

Term:                      Three (3) years

Final Level:               The closing level of the Reference Asset on the final
                           Valuation Date.

Principal at Risk:         The notes are NOT principal protected. You may lose a
                           substantial portion your principal amount at maturity if there is a decrease in the level of the Reference
                           Asset from the pricing date to the final Valuation
                           Date.

U.S. Tax Treatment:        By purchasing a note, each holder agrees (in the
                           absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled contingent income-bearing derivative contract for
                           U.S. federal income tax purposes. However, the U.S.
                           federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue
                           Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

                           Although the U.S. federal income tax treatment of the notes is uncertain, we intend to take the position that under current law the notes should be treated as prepaid cash-settled derivative contracts and that no "phantom" income (i.e., income without a corresponding cash payment) should be imputed during the term of the notes. Digital Coupons payable prior to maturity, if any, should be treated as ordinary income.

                           For further discussion of the U.S. federal tax consequences applicable to the notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issuance Date. The amount that you may receive upon sale of your notes prior to maturity may be less than the principal amount of your notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt
                           Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on page p-2 of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Notes" in the product prospectus supplement dated April 3, 2009, as modified by this pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-3 of the product prospectus supplement dated April 3, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation Act, the United States Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or United States government agency or instrumentality. The notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

                                                                              Per Note          Total
                                                                              --------          -----
   Price to public......................................................         100%       $4,338,000.00
   Underwriting discounts and commission................................       3.625%       $  157,252.50
   Proceeds to Royal Bank...............................................      96.375%       $4,180,747.50


RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $36.25 per $1,000 in principal amount of the notes and used a portion of that commission to allow selling concessions to other dealers of approximately $36.25 per $1,000 in principal amount of the notes. The price of the notes also included a profit of $29.00 per $1,000 in principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $65.25 per $1,000 in principal amount of the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

We may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated April 3, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated April 3, 2009, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated April 3, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909000802/
a4291424b5.txt



Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS



Sample Calculations of the Payment at Maturity

The examples set out below are included for illustration purposes only. All examples assume that a holder has purchased Notes with an aggregate principal amount of $1,000, a Buffer Amount of 20% of the Initial Index Level, a Digital Coupon of 11.25% of the principal amount and that no extraordinary event has occurred.

--------------------------------------------------------------------------------

     Example 1--    Calculation of the payment at maturity where the level of
                    the Reference Asset is greater than the Initial Level.
                    Percentage Change:       2%
                    Payment at Maturity:     Because, on the final Valuation
                                             Date, the Final Level is greater
                                             than the Initial Level, the Payment
                                             at Maturity will equal the Digital
                                             Coupon plus the Principal Amount.

                    On a $1,000 investment, a 2% percentage change results in a payment at maturity of $1,112.50.



     Example 2--    Calculation of the payment at maturity where the level of
                    the Reference Asset is less than or equal to the Initial
                    Level but not less than the Buffer Amount.
                    Percentage Change:       -10%
                    Payment at Maturity:     If at maturity, the Final Level is
                                             less than the Initial Level but not
                                             less than the Buffer Amount, the
                                             Payment at maturity will equal the
                                             Principal Amount.
                    On a $1,000 investment, a -10% percentage change results in a payment at maturity of $1,000.



     Example 3--    Calculation of the payment at maturity where the level of
                    the Reference Asset is less than the Buffer Amount.
                    Percentage Change:       -25%
                    Payment at Maturity:     $1,000 + [$1,000 x (-25% + 20%)] =
                                             $1,000 - $50 = $950.
                    On a $1,000 investment, a -25% percentage change results in a payment at maturity of $950.

Sample Calculations of the Digital Coupon

The examples set out below are included for illustration purposes only. All examples assume that a holder has purchased Notes with an aggregate principal amount of $1,000, a Digital Coupon of 11.25% of the principal amount and that no extraordinary event has occurred.

--------------------------------------------------------------------------------



Example 1--   Calculation of the Digital Coupon where the level of the Reference
              Asset is greater than the Initial Level on the relevant Valuation
              Date.

              Digital Coupon:            11.25% x $1,000 = $112.50. On a $1,000
                                         investment, an 11.25% Digital Coupon is
                                         paid on the corresponding Digital
                                         Coupon Payment Date.



Example 2--   Calculation of the Digital Coupon where the level of the Reference
              Asset is less than or equal to the Initial Level on the relevant
              Valuation Date.

              Digital Coupon:            On the relevant Valuation Date, the
                                         level of the Reference Asset is less
                                         than the Initial Level.  Therefore, NO
                                         Digital Coupon will be paid on the
                                         corresponding Digital Coupon Payment
                                         Date.

              ADDITIONAL INFORMATION REGARDING THE REFERENCE ASSET

     Please refer to the description of the S&P 500(R) Index description beginning on page PS-47 of the product prospectus supplement for a full description of the Reference Asset.

Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first quarter of 2009, as well as for the period from April 1, 2009 through April 27, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg.

     We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on any Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return on your initial investment, or that you will not lose any portion of your principal amount.

                            S&P 500 (Operating Basis)
                                   ('99 - '08)
                                 [CHART OMITTED]



                                                                                                 Period-End
                                               High Intra-Day          Low Intra-Day          Closing Level of
  Period-Start           Period-End             Level of the            Level of the            the Reference
      Date                  Date              Reference Asset         Reference Asset               Asset
      ----                  ----              ---------------         ---------------               -----
     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.1                   1468.36

     1/1/2008             3/31/2008               1471.77                 1256.98                  1322.7
     4/1/2008             6/30/2008               1440.24                 1272.00                  1280.00
     7/1/2008             9/30/2008               1313.15                 1106.42                  1166.36
    10/1/2008            12/31/2008               1167.03                  741.02                   903.25

     1/1/2009             3/31/2009                943.85                  666.79                   797.87
     4/1/2009             4/27/2009                875.63                  783.32                   857.51


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We expect that delivery of the notes will be made against payment for the notes on or about April 30, 2009, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                   $4,338,000

                                   [RBC LOGO]



                              Royal Bank of Canada

                   Buffered Bullish Notes with Digital Coupons

               Linked to the S&P 500(R) Index, due April 30, 2012





                                 April 27, 2009